Exhibit 8.0

[Patton Boggs LLP Letterhead]

March 15, 2006	Patton Boggs LLP (202) 457-6000

Board of Directors

First Place Financial Corp.

185 East Market Street

Warren, OH 44481

Board of Directors

The Northern Savings & Loan Company

200 Middle Avenue

Elyria, OH 44036

Ladies and Gentlemen:

You have requested our opinion as to the federal income tax consequences of the proposed acquisition of The Northern Savings & Loan Company, an Ohio-chartered savings association (“Northern”) by First Place Financial Corp., a Delaware corporation (“First Place”) pursuant to the Agreement and Plan of Merger by and among First Place, First Place Bank, a federal savings association (“First Place Bank”) and a wholly owned subsidiary of First Place (“[First Place Merger-Sub]”), and Northern dated January 27, 2006 (the “Merger Agreement”). The acquisition by First Place of Northern is structured whereby First Place intends to form an interim federal savings association subsidiary that will merge with and into Northern, with Northern as the surviving institution and becoming a wholly owned subsidiary of First Place (the “Merger”). All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Merger Agreement.

Our opinions are based on the STATEMENT OF FACTS and our examination of the Merger Agreement, the registration statement filed on Form S-4 with the Securities and Exchange Commission on the date hereof (the “Registration Statement”), and such corporate records, certificates and other documents, as we have considered appropriate for this opinion. In rendering our opinion, we also have relied upon written representations and covenants by each of First Place and Northern included in their respective Certificates of Representations as of date hereof. In our examination, we have assumed (i) the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies, (ii) each document reviewed by us has been or will be fully executed and delivered in substantially the same form, is or will be in full force and effect and has not been and will not be amended or modified in any respect, (iii) all parties to the

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documents at all times had and will have full corporate power, authority and capacity to enter into, execute and perform all obligations under those documents and to observe and perform the terms and conditions thereof, (iv) the factual matters, statements and recitations contained in the documents are accurate, true and complete and (v) the Merger will be completed in the manner contemplated by the Merger Agreement and the Registration Statement.

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. Unless otherwise noted, Section references are to the Code as in effect at the date of this letter.

STATEMENT OF FACTS

The respective Boards of Directors of First Place and Northern have determined that it is in the best interests of their respective companies and their shareholders to merge First Place Merger-Sub with and into Northern, with Northern surviving, in exchange for First Place issuing shares of First Place common stock, par value $0.01 per share (“First Place Common Stock”) and cash to Northern shareholders pursuant to the Merger Agreement.

The Merger will be structured as follows:

1.	First Place Merger-Sub will merge with and into Northern in accordance with the laws of the United States and the State of Ohio with the separate corporate existence of First Place Merger-Sub ceasing and Northern surviving and becoming the wholly owned subsidiary of First Place. The Merger will become effective upon filing and as set forth in the Articles of Combination and the Certificate of Merger and in accordance with Section 552.13 of the OTS Regulations and Section 1701.82 of the Ohio Code.

2.	Following the Effective Time, Northern will convert from an Ohio-chartered savings association to a federal savings association (“Conversion”).

3.	After the Merger and the Conversion, First Place Bank will merge with and into Northern, with Northern as the surviving institution.

4.	Northern, as the surviving institution, will change its name to “First Place Bank” and its main office will be changed from Elyria, Ohio to Warren, Ohio, the main office of First Place Bank.

5.	At the Effective Time, each share of Northern common stock, no par value (“Northern Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Dissenters’ Shares, Northern Common Stock held as treasury shares, and shares of

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Northern Common Stock already owned directly or indirectly by First Place or Northern or any of their respective subsidiaries (“Excluded Shares”)) will, at the election of the holder of such share, be converted into the right to receive either: (i) a cash amount equal to $29.00; or (ii) 1.138 shares of First Place Common Stock, subject to adjustment as discussed in the paragraph below and as provided in the Merger Agreement.

A Northern shareholder may not receive the form of Merger consideration that the shareholder elects. If there is an oversubscription of either cash or First Place Common Stock, First Place will cause the exchange agent to allocate the aggregate Merger consideration to Northern shareholders according to the allocation procedures set forth in the Merger Agreement. The Merger Agreement requires that at least 80% of the shares of Northern stock be exchanged for First Place Common Stock and that at least 80% of the value of the aggregate consideration at closing will consist of First Place Common Stock.

At the Effective Time, all shares of Northern Common Stock that are owned by Northern as treasury stock and all shares of Northern Common Stock that are owned directly or indirectly by First Place or Northern or any of their respective Subsidiaries (other than Trust Account Shares) will be cancelled and will cease to exist and no stock of First Place or other consideration will be delivered in exchange therefor. No certificate or scrip representing fractional shares of First Place Common Stock will be issued in the Merger. Each holder of Northern Common Stock who otherwise would have been entitled to a fraction of a share of First Place Common Stock will receive in lieu thereof cash in an amount determined by multiplying such fractional shares interest by the amount of Per Share Cash Consideration.

Pursuant to the Merger Agreement, each Northern shareholder that has exercised dissenter’s rights with respect to such Dissenter’s Shares, in accordance with Section 1701.85 of the Ohio Code, will not be converted into, or represent a right to receive the Merger consideration discussed above and the holder thereof will be entitled only to such rights as are granted under the provisions of the Ohio Code.

As promptly as practicable after the Effective Time, Northern will provide to each holder of each option to acquire shares of Northern Common Stock for a per-share exercise price of less than $29.00 an amount of cash equal to the product of (a) the number of shares of Northern Common Stock subject to the stock option and (b) an amount equal to the excess of $29.00 over the exercise price per share of stock under such stock option.

OPINION

Based on the terms of the Merger Agreement, our review of other records and documents, the representations provided in the Certificates of Representations, the facts described in the STATEMENT OF FACTS, and our review of such matters of law as we have deemed

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appropriate and, assuming the Merger occurs in accordance with the Merger Agreement, we are of the opinion that:

1.	The Merger will be a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. Northern, First Place and First Place Merger-Sub will each be “a party to a reorganization” within the meaning of Code
Section 368(b).

2.	No gain or loss will be recognized by First Place, First Place Merger-Sub, or Northern as a result of the Merger.

3.	A Northern shareholder who receives solely First Place Common Stock in exchange for all of such shareholder’s shares of Northern Common Stock pursuant to the Merger will not recognize gain or loss on the exchange (Code Section 354(a)(1)).

4.	A Northern shareholder who receives solely cash in exchange for all of such shareholder’s shares of Northern Common Stock pursuant to the Merger generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the shareholder’s aggregate tax basis for such shares of Northern Common Stock, which gain or loss will be long-term capital gain or loss if such shares of Northern Common Stock were held as a capital asset for more than one year at the Effective Time of the Merger. If, however, any such Northern shareholder’s receipt of cash has the effect of a distribution of a dividend, the gain will be treated as ordinary dividend income to the extent of the shareholder’s ratable share of First Place’s accumulated earnings and profits (Code Section 356(a)(2)). For purposes of determining whether a Northern shareholder’s receipt of cash has the effect of a distribution of a dividend, the Northern shareholder will be treated as if it first exchanged all of its Northern Common Stock solely in exchange for First Place Common Stock and then First Place immediately redeemed a portion of that stock for the cash the Northern shareholder actually received in the Merger. Receipt of cash will generally not have the effect of a distribution of a dividend to the Northern shareholder if such receipt is, with respect to the Northern shareholders, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code.

5.	A Northern shareholder who receives both First Place Common Stock and cash consideration in exchange for all of his or her shares of Northern Common Stock generally will recognize gain, but not loss, with respect to each share of Northern Common Stock exchanged equal to the lesser of (i) the excess, if any, of (1) the fair market value of the First Place Common Stock received (including any fractional share of First Place Common Stock deemed to be received and exchanged for cash) for such share of Northern Common Stock and the amount of cash received (excluding any cash received in lieu of a fractional share of First Place Common Stock) in exchange for such share of Northern Common Stock over (2) the shareholder’s tax basis in such share of Northern Common Stock, and (ii) the cash received by such shareholder for such share

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of Northern Common Stock (Code Section 356(a)(1)). Because the terms of the exchange do not specify the specific shares that a Northern shareholder exchanges for cash and the specific shares the Northern shareholder exchanges for stock, a Northern shareholder who receives cash and shares of First Place Common Stock will be treated as receiving for each share of Northern Common Stock a pro rata portion of the total shares of First Place Common Stock received by the shareholder (including fractional shares deemed received) and a pro rata portion of the total cash (other than for fractional shares) received by the shareholder (Treasury Regulations Section 1.356-2(b)). Gain will be long-term capital gain if the shares of Northern Common Stock with respect to which the gain is recognized were held as a capital asset at the Effective Time of the Merger for more than one year. Any gain recognized by a shareholder may be subject to treatment as a dividend for federal income tax purposes as described above.

6.	A Northern shareholder’s aggregate basis of all of the First Place Common Stock actually received pursuant to the Merger will be the same as his or her basis in Northern Common Stock surrendered in exchange therefor, reduced by any amount allocable to a fractional share interest for which cash is received, and the amount of cash, if any, treated as received (other than cash for fractional share interest), and increased by the amount treated as a dividend, if any, and the amount of gain, if any, recognized by such shareholder with respect to such share (Code Section 358(a)(1)). A Northern shareholder who holds multiple blocks of Northern Common Stock may be permitted to allocate basis among specific shares of stock received and the holding periods of shares of stock received when the transferor exchanges shares with varying tax bases or holding periods (Treasury Regulations Section 1.358-2).

7.	A Northern shareholder’s holding period in each share of First Place Common Stock received in the Merger (including any fractional shares deemed received and redeemed for cash as described below) will include the holding period of the share of Northern Common Stock surrendered in exchange for the share of First Place Common Stock, provided that the exchanged shares of Northern Common Stock were held by such shareholder as a capital asset at the Effective Time of the Merger (Code Section 1223(1)).

8.	No fractional shares of First Place Common Stock will be issued in the Merger. A Northern shareholder who receives cash in lieu of a fractional share will be treated as having received such fractional share pursuant to the Merger and then as having exchanged such fractional share for cash in a redemption by First Place. A Northern shareholder should generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the excess of the amount of cash received and the shareholder’s tax basis in the fractional share (Revenue Procedure 66-365, 1966-2 C-B. and Revenue Procedure 77-41, 1977-2 C.B. 574). Any capital gain or loss will be long-term capital gain or loss if the Northern Common Stock exchanged was

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held by such shareholder as a capital asset for more than one year at the Effective Time of the Merger.

9.	Each option holder who received an option from Northern will recognize ordinary income equal to the amount of cash received with respect to the cancellation of the option.

10.	A Northern shareholder who exercises his or her dissenter’s rights and receives solely cash in exchange for the shares of Northern Common Stock will be treated as having received the cash as a distribution in redemption of Northern Common Stock (Treasury Regulations Section 1.354-1(d) Example (3)). Any Northern shareholder who does not own, actually or constructively, Northern Common Stock after the exchange will realize and recognize gain or loss measured by the difference between the redemption price and adjusted basis of the Northern Common Stock surrendered (Code Sections 302(a), 302(b)(3) and 1001).

SCOPE OF OPINION

Since this letter is rendered in advance of the closing of this transaction, we have assumed that the transaction will be consummated in accordance with the Merger Agreement, that all of the information and representations referred to herein will continue to be accurate as of the date of the closing, that all of the documents that have been executed will not be amended, and that any documents that have been presented to us but that will be executed at a later date, will be executed without any material changes. We have also assumed the accuracy of the representations made by First Place and Northern of which we have made no independent investigation.

The opinions contained herein are rendered only with respect to the specific matters discussed herein; in this letter we express no opinion with respect to any other legal, federal, state, local or foreign aspect of these transactions. If any of the information upon which we have relied is incorrect, or if changes in the relevant facts occur after the date hereof, our opinion could be affected thereby.

Our opinion is based on case law, the Code, Treasury Regulations thereunder, and Internal Revenue Service rulings and other administrative guidance as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after such change, our opinion would not be different. We undertake no responsibility to update or supplement our opinion except for the opinion to be rendered at the Effective Time as requested by Section 7.1(f) of the Merger Agreement. This opinion is not binding on the Internal Revenue Service and there can be no assurance, and none is hereby given, that the Internal Revenue Service will not take a position contrary to one or more of the

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positions reflected in the foregoing opinion, or that our opinion will be upheld by the courts if challenged by the Internal Revenue Service. We express no opinion as to any state or local income tax consequences.

CONSENT

This opinion is being furnished only to First Place and Northern and their respective shareholders in connection with the Merger and solely for their benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted, or otherwise referenced for any other purpose whatsoever without our express written consent. We hereby consent to the inclusion of this opinion as an exhibit to the Registration Statement and references to our opinion in the Registration Statement and the proxy statement/prospectus attached thereto and the inclusion of our opinion in certain bank regulatory filings in connection with the Merger.

Sincerely, /s/ PATTON BOGGS LLP GJS/SPC/DJS/JNP